FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of Merger of Subsidiaries

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 21, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

December 21, 2006

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Notice of Merger of Subsidiaries

Mitsui announced that Mitsui’s subsidiaries, Mitsui Knowledge Industry Co., Ltd. (“MKI”) and NextCom K.K. (“NextCom”) have signed merger agreement (scheduled) to be effective on April 1, 2007.

1. Purpose of merger

Mitsui acknowledges that the purpose of this merger is to reinforce financial structure by establishing stable earning base and achieve higher growth through providing a wide variety of IT services in response to diversifying customer needs.

As MKI and NextCom are both Mitsui’s core subsidiaries in IT solution businesses, Mitsui considers that their strategy to expand the business opportunities by pursuing the synergy through this merger contributes strengthening Mitsui’s IT solution businesses in line with its Medium-term Management Outlook.

2. Outline of merger

1)	Schedule of merger
	Board meeting to approve the merger agreement	December 21, 2006
	Signing date of the merger agreement	December 21, 2006
General shareholders meeting to approve the merger agreement (NextCom)
February 23, 2007 (scheduled)
General shareholders meeting to approve the merger agreement (MKI)
February 23, 2007 (scheduled)
	Effective date of merger	April 1, 2007(scheduled)

2)	Method of merger

NextCom will be the surviving entity, and MKI will be dissolved.

3)	Merger ratio

Company name	NextCom	MKI
Merger ratio	1	0.048

(Notes)

1. Share allotment

0.048 shares of NextCom will be allotted to 1 share of MKI;

The shares of MKI (30,000 shares as of September 30, 2006) owned by Nextcom, and the shares of MKI (70 shares as of September 30, 2006) owned by MKI itself will not be the subject of this allotment.

2. Calculation basis of merger ratio

Daiwa Securities SMBC, Co., Ltd. is appointed by Nextcom, and Nomura Securities, Co., Ltd. is appointed by MKI as third party financial advisors. Based on consultation among these advisors, the merger ratio has been determined.

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3. Outline of the merging companies (As of September 30, 2006)

(1) Corporate name	NextCom K.K. (surviving company)	Mitsui Knowledge Industry Co., Ltd. (company to be dissolved)

(2) Business	Voice, data network and system integration businesses	Development of systems, maintenance and operation of computer systems, sale of packaged software and others

(3) Date of incorporation	June 20, 1991	October 3, 1967

(4) Address of head office	3-26, Kanda-nishikicho, Chiyoda-ku Tokyo	7-14, Higashi Nakano 2-chome, Nakano-ku Tokyo

(5) Representative	Shigeru Yamamoto President & CEO	Junichi Masuda President & CEO

(6) Capital	¥ 4,113 million	¥ 1,531 million

(7) Total number of outstanding shares	607,308 shares	12,658,000 shares

(8) Shareholders’ equity	¥ 15,199 million	¥ 9,069 million

(9) Total assets	¥ 25,419 million	¥ 12,793 million

(10) Sales (Consolidated first half result)	¥ 18,388 million	¥10,936 million

(11) Closing of accounts	March 31	March 31

(12) Number of employees	728	566

(13) Major shareholders and holding ratio

1.      Mitsui & Co., Ltd. 46.6%

2.      Bank of New York GCM client accounts E ISG 1.6%

3.      Japan Trustee Services Bank, Ltd. (trust) 1.5%

4.      Japan Security Finance Co., Ltd. 1.1%

5.      Nikko City Trustee Services Bank, Ltd.(investment trust) 1.0%

1.      Mitsui & Co., Ltd. 67.1%

2.      Employee’s stock of Mitsui Knowledge Industry Co., Ltd. 4.4%

3.      The Master Trust Bank of Japan, Ltd. (trust) 2.2%

4.      The Nomura Trust and Banking Co., Ltd. (investment trust) 2.1%

5.      Japan Trustee Services Bank, Ltd. (trust) 1.8%

4. Financial impact

As this is a merger transaction between two subsidiaries, the financial impact on Mitsui’s consolidated financial statement is insignificant.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7566

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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